

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

Scott R. Zemnick
General Counsel
VPC Impact Acquisition Holdings
c/o Victory Park Capital Advisors, LLC
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

Re: **VPC Impact Acquisition Holdings**
Amendment No. 4 to Registration Statement on Form S-4
Filed September 3, 2021
File No. 333-254935

Dear Mr. Zemnick:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2021 letter.

Amendment No. 4 to Form S-4

Item 21. Exhibits and Financial Statement Schedules, page II-1

1. We note your response to prior comment 6. Because Bakkt's business will be the business of VPC Impact Acquisition Holdings following the business combination, investors voting on the business combination should have access to material information about Bakkt, including certain material contracts such as related party agreements, in order to make an informed investment decision. Accordingly, please file the Triparty Agreement as an exhibit to the registration statement.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Era Anagnosti